UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

U.S. Energy Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911805307
(CUSIP Number)

Patrick E. Duke APEG Energy II, LP 2808 Flintrock Trace Suite 373 Austin, Texas 78738 512-587-5092
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP: 911805307	Schedule 13D/A	Page 2 of 15

1	NAME OF REPORTING PERSONS APEG ENERGY II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON PN

CUSIP: 911805307	Schedule 13D/A	Page 3 of 15

1	NAME OF REPORTING PERSONS APEG ENERGY II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 911805307	Schedule 13D/A	Page 4 of 15

1	NAME OF REPORTING PERSONS ANGELUS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 911805307	Schedule 13D/A	Page 5 of 15

1	NAME OF REPORTING PERSONS ANGELUS PRIVATE EQUITY GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 911805307	Schedule 13D/A	Page 6 of 15

1	NAME OF REPORTING PERSONS DUKE CAPITAL SERVICES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 911805307	Schedule 13D/A	Page 7 of 15

1	NAME OF REPORTING PERSONS PAUL W. HAARMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP: 911805307	Schedule 13D/A	Page 8 of 15

1	NAME OF REPORTING PERSONS PATRICK E. DUKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): [ ] (b): [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP: 911805307	Schedule 13D/A	Page 9 of 15

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on March 27, 2019 (the “Original 13D”, and together with the Amendment, the “Schedule 13D”), by (i) APEG Energy II, LP (“APEG II LP”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it; (ii) APEG Energy II GP, LLC (“APEG II GP”), a Texas limited liability company, as the general partner and investment advisor of APEG II LP; (iii) Angelus Capital, LLC (“Angelus Capital”), a Texas limited liability company, as the sole member of APEG II GP; (iv) Angelus Private Equity Group, LLC (“Angelus Group”), a Texas limited liability company, as the sole member of Angelus Capital; (v) Duke Capital Services, LLC (“Duke Capital”), a Texas limited liability company, as a managing member of Angelus Group; (vi) Paul W. Haarman, a citizen of the United States, as a managing member of Angelus Group; and (vii) Patrick E. Duke, a citizen of the United States, as the sole member of Duke Capital.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of U.S. Energy Corp., a Wyoming corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 675 Bering Drive, Suite 100, Houston, Texas 77057, United States.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	APEG Energy II, LP (“APEG II LP”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	APEG Energy II GP, LLC (“APEG II GP”), a Texas limited liability company, as the general partner and investment advisor of APEG II LP;

(iii)	Angelus Capital, LLC (“Angelus Capital”), a Texas limited liability company, as the sole member of APEG II GP;

(iv)	Angelus Private Equity Group, LLC (“Angelus Group”), a Texas limited liability company, as the sole member of Angelus Capital;

(v)	Duke Capital Services, LLC (“Duke Capital”), a Texas limited liability company, as a managing member of Angelus Group;

(vi)	Paul W. Haarman, a citizen of the United States, as a managing member of Angelus Group; and

(vii)	Patrick E. Duke, a citizen of the United States, as the sole member of Duke Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons have entered into a joint filing agreement, dated March 26, 2019, as further described in Item 6 and a copy of which is incorporated by reference hereto as Exhibit 99.9. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

CUSIP: 911805307	Schedule 13D/A	Page 10 of 15

(b) The address of the principal office of each of APEG II LP, APEG II GP, Angelus Capital, Angelus Group, Duke Capital, Paul W. Haarman, and Patrick E. Duke is 2808 Flintrock Trace Suite 373 Austin, Texas 78738.

(c) The principal business of each of the Reporting Persons is as follows:

1.	The principal business of APEG II LP is the ownership of equity interests in various entities.

2.	The principal business of APEG II GP is the ownership of the general interests of APEG II LP.

3.	The principal business of Angelus Capital is the ownership of the general interest of APEG II GP.

4.	The principal business of Angelus Group is the ownership of the general interests of Angelus Capital.

5.	The principal business of Duke Capital is the ownership of equity interests in various entities.

6.	The principal occupation of Paul W. Haarman is serving as a manager of APEG II GP.

7.	The principal occupation of Patrick Duke is serving as a manager of APEG II GP.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Haarman and Duke are citizens of the United States of America. APEG II LP is a Texas limited partnership. APEG II GP, Angelus Capital and Duke Capital are each Texas limited liability companies.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and modified as follows:

On January 19, 2021, APEG II LP distributed all 581,927 shares of common stock of the Issuer which it then held, pro-rata and in-kind to its partners, for no consideration (the “Distribution”). As a result of the Distribution, APEG II LP, APEG II GP, Angelus Capital, Angelus Group, Duke Capital, Paul W. Haarman, and Patrick Duke will no longer have any interest in any shares of common stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and modified as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

CUSIP: 911805307	Schedule 13D/A	Page 11 of 15

The Reporting Persons do not currently have any definitive plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 2,915,654 shares of its $0.01 par value common stock outstanding as of November 16, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

A. APEG II LP

(a)	As of the close of business on January 20, 2021, APEG II LP beneficially owned -0- Shares.

Percentage: Approximately -0-%

(b)	1.	Sole power to vote or direct vote: -0-

2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: -0-

(c)	See Item 3, above.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

CUSIP: 911805307	Schedule 13D/A	Page 12 of 15

B. APEG II GP

(a)	APEG II GP as general partner and investment advisor of APEG II LP may be deemed the beneficial owner of the 0 Shares directly owned by APEG II LP.

Percentage: Approximately 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	APEG II GP has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

C. ANGELUS CAPITAL

(a)	Angelus Capital as the sole member of APEG Energy II GP may be deemed to beneficially own the 0 Shares beneficially owned by APEG II GP.

Percentage: Approximately 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Angelus Capital has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

D. ANGELUS GROUP

(a)	Angelus Group as the sole member of Angelus Capital may be deemed to beneficially own 0 Shares beneficially owned by Angelus Capital.

Percentage: Approximately 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Angelus Group has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

E. DUKE CAPITAL

(a)	Duke Capital as a managing member of Angelus Group may be deemed to beneficially own the 0 Shares beneficially owned by Angelus Group.

Percentage: Approximately 0%

CUSIP: 911805307	Schedule 13D/A	Page 13 of 15

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Duke Capital has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

F. PAUL W. HAARMAN

(a)	Paul W. Haarman as a managing member of Angelus Group may be deemed to beneficially own 0 Shares beneficially owned by Angelus Group.

Percentage: Approximately 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Paul W. Haarman has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

G. PATRICK E. DUKE

(a)	Patrick E. Duke as the sole member of Duke Capital may be deemed to beneficially own 0 Shares beneficially owned by Duke Capital.

Percentage: Approximately 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Patrick E. Duke has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on January 19, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and modified as follows:

(99.12) $375,000 Secured Promissory Note dated September 24, 2020, between APEG Energy II, L.P. and U.S. Energy Corp.

(99.13) Form of Lock-Up Agreement dated October __, 2020, between Patrick E. Duke and Kingswood Capital Markets, division of Benchmark Investments, Inc.

CUSIP: 911805307	Schedule 13D/A	Page 14 of 15

(99.14) Form of Lock-Up Agreement dated November __, 2020, between Patrick E. Duke and Kingswood Capital Markets, division of Benchmark Investments, Inc.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Credit Agreement by and among Energy One LLC as Borrower, BNP Paribas as Administrative Agent and certain Lenders party thereto, dated July 30, 2010. (incorporated by reference to the Original 13D).

Exhibit 99.2	Guaranty and Pledge Agreement by and among Energy One and certain Obligors in favor of BNP Paribas as administrative agent, dated July 30, 2010. (incorporated by reference to the Original 13D).

Exhibit 99.3	Note in the principal sum of $75,000,000 by and among Energy One and BNP Paribas dated July 30, 2010. (incorporated by reference to the Original 13D).

Exhibit 99.4	Loan Sale Agreement by and among Wells Fargo and APEG II LP, dated April 21, 2017. (incorporated by reference to the Original 13D).

Exhibit 99.5	Master Assignment Agreement by and among Wells Fargo and APEG II LP, dated May 2, 2017. (incorporated by reference to the Original 13D).

Exhibit 99.6	Standstill Agreement by and among Issuer and APEG II LP, dated September 7, 2017. (incorporated by reference to the Original 13D).

Exhibit 99.7	Exchange Agreement by and among the Issuer, Energy One and APEG II LP, dated September 28, 2017. (incorporated by reference to the Original 13D).

Exhibit 99.8	Power of Attorney, dated 26, 2019. (incorporated by reference to the Original 13D).

Exhibit 99.9	Joint Filing Agreement by and among the Reporting Persons, dated 26, 2019. (incorporated by reference to the Original 13D).

Exhibit 99.10	APEG II LP Letter to the Board of Issuer, dated March 26, 2019. (incorporated by reference to the Original 13D).

Exhibit 99.11	APEG II LP Letter to the Board of Issuer, dated February 14, 2019. (incorporated by reference to the Original 13D).

Exhibit 99.12	$375,000 Secured Promissory Note dated September 24, 2020, between APEG Energy II, L.P. and U.S. Energy Corp. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 2, 2020).

Exhibit 99.13	Form of Lock-Up Agreement dated October __, 2020, between Patrick E. Duke and Kingswood Capital Markets, division of Benchmark Investments, Inc. (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 30, 2020).

Exhibit 99.14	Form of Lock-Up Agreement dated November __, 2020, between Patrick E. Duke and Kingswood Capital Markets, division of Benchmark Investments, Inc. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1A filed by the Issuer with the SEC on November 10, 2020).

CUSIP: 911805307	Schedule 13D/A	Page 15 of 15

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2021	APEG Energy II, LP

By: APEG Energy II GP, LLC, its general partner

	By:	/s/ Patrick E. Duke
Name: Title:	Patrick E. Duke
Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC, as sole member of APEG Energy II GP, LLC, as general partner of APEG Energy II, LP

APEG Energy II GP, LLC

By: Angelus Capital, LLC, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC, as sole member of APEG Energy II GP, LLC

Angelus Capital, LLC

By: Angelus Private Equity Group, LLC, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC

Angelus Private Equity Group, LLC

By: Duke Capital Services, LLC, a managing member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC

Duke Capital Services

By: Patrick E. Duke, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC

Paul W. Haarman

	By:	/s/ Paul W. Haarman

Patrick E. Duke

	By:	/s/ Patrick E. Duke